United States securities and exchange commission logo





                               November 18, 2021

       Joseph Hernandez
       Chief Executive Officer
       Blue Water Vaccines Inc.
       201 E. Fifth Street, Suite 1900
       Cincinnati, OH 45202

                                                        Re: Blue Water Vaccines
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 5,
2021
                                                            File No. 333-260137

       Dear Mr. Hernandez:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment 1 to Form S-1 filed on November 5, 2021

       Prospectus Summary, page 1

   1. We note you disclosed that you adjusted all share and per share numbers in your filing, other than your
historical financial statements and related notes including your summary financial data
on page 11, for a stock split of the outstanding shares of your common stock (following
the conversion of your preferred stock) at a ratio of 4:1 to be effected immediately
prior to the pricing of this offering. Prior to going effective, please revise your historical
financial statements to reflect the reverse stock split based upon the guidance in ASC
260-10-55-12 and SAB Topic 4(C) or alternatively, please tell us how you complied with this
guidance.
   2. Please have your independent auditors tell us their consideration of the need for them to reference and dual-date
their audit opinion related to the aforementioned stock split.
 Joseph Hernandez
FirstName
Blue WaterLastNameJoseph
           Vaccines Inc. Hernandez
Comapany 18,
November  NameBlue
              2021 Water Vaccines Inc.
November
Page 2    18, 2021 Page 2
FirstName LastName
Our Vaccine Program
Structure, page 83

3. We note your response to prior comment 6, which we reissue in part. You state that you have revised disclosure throughout the prospectus to ensure tables and graphics included are legible. However, we observe that there are still numerous instances where the revisions are not sufficient to render your disclosures easily readable. By way of example and not limitation, we refer you to Table 2 on page 85 and the first paragraph following
         Table 2 on page 86. The subscript used to identify the footnotes in Table 2, as well as the revisions on page 86 intended to provide the citations for these footnotes, is too small to be clear. Accordingly, please further review and revise as appropriate throughout the prospectus.

BWV-201 Streptococcus pneumoniae (S. pneumoniae) Vaccine, page 92

4. We note your response to prior comment 7, which we reissue with respect to Figure 7
         (formerly Figure A). Please further revise your disclosure and/or Figure 7 on page page
         95 to help investors better understand the preclinical head-to head results you are including to compare your vaccine strain to Prevnar 7, Prevnar 13 and Pneumovax. To this end, please clarify how each vaccine strain listed on the x-axis corresponds to the vaccine names used in your narrative disclosure. For example, if true, revise Figure 7 to indicate whether "PCV7" corresponds to Prevnar 7, whether BHN97DftsY corresponds to
         BWV-201, and so on.

         Additionally, with respect to graphs A and B in Figure 8, revise to clarify whether the x-
         axis references to "vaccine" are to BHN97DftsY, and if true, whether this is the strain corresponding to BWV-201.
Intellectual Property, page 119

5. We note your responses to comment 19 from the staff's initial comment letter dated
         October 8, 2021, and to prior comment 10. Please note that we consider the information requested in the prior comments to be material to investors and therefore it is our position that providing a range rather than quantifying the dollar amounts as requested is not appropriate. As such, we again reissue the comment in relevant part. Revise your disclosures regarding each of your license and option agreements to include a discussion of all material payment terms, including quantification of the following:
             Up-front, deferred, or execution payments paid or received. In this regard, we refer
              you by way of example and not limitation to phrases such as    a
one-time low ten-
              thousands initial license fee" or "a low hundred-thousands deferred license fee" on page 120.
             Annual maintenance fees. In this regard, we refer you by way of example and not
              limitation to phrases such as "an annual maintenance fee in the low tens of thousands" on page 123.
 Joseph Hernandez
Blue Water Vaccines Inc.
November 18, 2021
Page 3
             Aggregate amounts paid or received. In this regard, we refer you by way of example
           and not limitation to statements such as the following: "The Company is obligated to pay, and has paid, a low 5-digit number of British pounds to OUI for any past patent expenses that were incurred prior to the execution of the OUI Agreement."
6.    We also note that a portion of prior comment 10, which we reissue here, was not
      addressed in either your disclosure or your response letter. With respect to the OUI license agreement, please revise your disclosure on page 123 to state the highest
         minimum sum    of royalties that must be paid to OUI in any year
before application of
      the    step down.    Please disclose the period of years over which the
step-down will apply
      before the minimum sum is reduced to zero.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tara Harkins at 202-551-3639 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Lauren Hamill at 303-844-1008 or Celeste Murphy at 202-551-3257 with any other questions.



                                                           Sincerely,
FirstName LastNameJoseph Hernandez
                                                           Division of
Corporation Finance
Comapany NameBlue Water Vaccines Inc.
                                                           Office of Life
Sciences
November 18, 2021 Page 3
cc:       Jessica Yuan
FirstName LastName